AB
3/13

[redacted]

15049326

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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RECEIVED
MAR 03 2015
Wash., D.C.
194 Section

SEC FILE NUMBER
[redacted]

8-69128

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highland Capital Funds Distributor, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

200 Crescent Court, Suite 700

(No. and Street)

Dallas | Texas | 75201

(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Mitts (972) 419-2556

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name)*

2001 Ross Avenue | Dallas | Texas | 75201

(Address) | (City) | (State) | (Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PB
3/14/15

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Mitts ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Highland Capital Funds Distributor, Inc.______________________________, as of December 31 ____________, 2014 ________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

JILL NICHOLE FARO
MY COMMISSION EXPIRES
September 5, 2016

[Signature]
Signature

Chief Operations Officer
Title

Jill Nichole Faro
Notary Public

This report**contains (check all applicable boxes):

- √ (a) Facing Page.
- √ (b) Statement of Financial Condition.
- √ (c) Statement of Income (Loss).
- ___ (d) Statement of Changes in Financial Condition.
- √ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- √ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- √ (l) An Oath or Affirmation.
- √ (m) A copy of the SIPC Supplemental Report.
- √ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC.

Financial Statements for the Year Ended

December 31, 2014

Supplementary Schedule pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934

HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC.

Page(s)

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Balance Sheet 2

Statement of Income 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6–10

Supplemental Information 11-13

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Highland Capital Funds Distributor, Inc.:

In our opinion, the accompanying balance sheet and the related statements of income, of changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Highland Capital Funds Distributor, Inc. at December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The information contained within Schedules I and II is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 26, 2015

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, TX 75201
T: (214) 999 1400, F: (214)754 7991, www.pwc.com/us

HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC.

Balance Sheet

December 31, 2014

(In Thousands)

Assets	
Cash and cash equivalents	$ 2,368
Segregated cash	2,009
Receivables from affiliates	1,158
Fixed assets, net of accumulated depreciation of $12	14
Other assets	52
Total assets	$ 5,601
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable	$ 114
Amounts payable on behalf of the 12b-1 Plan	2,101
Tax payable	488
Accrued and other liabilities	1,331
Total liabilities	4,034
Stockholder's equity	1,567
Total liabilities and stockholder's equity	$ 5,601

See accompanying notes to financial statements.

Statement of Income

For the Year Ended December 31, 2014

(In Thousands)

Revenue:	
Marketing and administrative services	$ 14,070
Underwriter commissions	424
Total revenue	14,494
Expenses:	
Compensation and benefits	11,170
Regulatory fees	461
Shared services expenses	919
Other operating expenses	248
Total expenses	12,798
Income before income tax expense	1,696
Income tax expense	602
Total net income	$ 1,094

See accompanying notes to financial statements.

HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2014

(In Thousands)

	Common Stock	Paid in Surplus	Retained Earnings	Total
Balances, December 31, 2013	$ 1	$ 135	$ 17	$ 153
Issuance of common stock	3	317	-	320
Net income	-	-	1,094	1,094
Balances, December 31, 2014	$ 4	$ 452	$ 1,111	$ 1,567

See accompanying notes to financial statements.

HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC.

Statement of Cash Flows

For the Year Ended December 31, 2014

(In Thousands)

Cash flows from operating activities:	
Net income	$ 1,094
Adjustment to reconcile net income to cash and cash equivalents provided by operating acivities:	
Depreciation	12
Changes in assets and liabilities:	
Segregated cash	(2,009)
Receivables from affiliates	(1,095)
Tax payable	488
Other assets	(25)
Accounts payable	83
Accrued liabilities	1,331
Due to affiliate	2,101
Net cash provided by operating activities	1,980
Cash flows from investing activites:	
Purchase of fixed assets	(26)
Net cash used in investing activities	(26)
Cash flows from financing activities:	
Proceeds from issuance of common stock	320
Net cash provided by financing activities	320
Net increase in cash and cash equivalents	2,274
Cash and cash equivalents	
Beginning of year	94
End of year	$ 2,368
Supplemental disclosure of cash flow information:	
Taxes paid during the year	$ (114)

See accompanying notes to financial statements.

Notes to Financial Statements

December 31, 2014

1. Organization and Nature of Business

Highland Capital Funds Distributor, Inc. (Company), a Delaware Corporation is a wholly-owned subsidiary of Highland Capital Management Fund Advisors, L.P (HCMFA), a mutual fund investment advisor.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in the State of Delaware on June 14, 2012 as Pyxis Distributors, Inc. Effective March 19, 2013, the Company changed its name to Highland Capital Funds Distributor, Inc. For the period from June 14, 2012 through December 31, 2012 and for the period from January 1, 2013 through November 19, 2013, the Company was in the development stage, engaging in preparation of applications for regulatory approvals, raising of capital, financial planning, systems development, procurement of equipment and facilities, and recruiting activities. On November 20, 2013, the Company, upon receiving all the necessary regulatory approvals, officially began operations.

The Company is the distributor and underwriter of the mutual funds advised by HCMFA and the closed-end funds advised by NexPoint Advisors, L.P. (NexPoint). HCFD does not engage in direct transactions with investors. The primary business activities of HCFD are underwriting, wholesale fund marketing and distribution activities.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at U.S. and foreign banks, deposits with original maturities of less than 90 days, and money market funds. Cash equivalents are carried at cost, which approximates market value. At December 31, 2014, the Company held cash balances at certain financial institutions in excess of the federally insured limit of $0.3M. The Company regularly monitors the credit quality of these institutions.

Recognition of Revenue

Marketing and administrative services revenues, as well as underwriter commissions, are accrued and recognized as they are earned.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in the years in which those temporary differences are expected to be recovered or settled. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more-likely-than-not that some portion of the deferred tax asset will not be realized.

Benefits from uncertain tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the reporting period in which that threshold is no longer met. The Company has not recorded any liability for uncertain tax positions.

The Company had no significant deferred tax assets or liabilities as of December 31, 2014.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of the assets.

3. Recent Accounting Pronouncements

In June 2014, the FASB issued Accounting Standards Update 2014-12, Compensation – Stock Compensation (Topic 718). The amendments in this Update apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite period be treated as a performance condition. ASU 2014-12 is effective for annual reporting periods in fiscal years that begin after December 15, 2015. This statement is not expected to have a material impact on the Company's financial statements.

In August, 2014, the FASB issued Accounting Standards Update 2014-15 – Presentation of Financial Statement – Going Concern (Subtopic 205-40). The amendments in this Update apply to all reporting entities. The main provisions of this Update are in connection with preparing annual and interim financial statements. Management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statement are issued. The amendments are effective for the annual period ending after December 15, 2016. This statement is not expected to have a material impact on the Company's financial statements.

4. Fixed Assets

Fixed assets are comprised of the following as of December 31, 2014:

(in thousands)

Computer and equipment	$	26
Accumulated depreciation		(12)
	$	14

The Company depreciates fixed assets as follows:

	Period
Computer and equipment	5 years

5. **Income Taxes**

At December 31, 2014, the Company had state and federal tax liabilities of approximately $0.6M, which is included in the Income tax expense line item of the financial statements.

Components of the income taxes for the year ended December 31, 2014 are as follows:

(in thousands)

Current:		
Federal	$	520
State		82
Total provision for incomes taxes	$	602

A reconciliation between the amount of the reported provision for income taxes and expected income tax (computed by multiplying the statutory federal income tax rate (34%) times income before provision for income taxes) in as follows:

(in thousands)

Expected provision for income taxes	$	577
Nondeductible expenses		7
State income taxes		(28)
Other		(36)
Provision for income taxes	$	520

The Company is subject to U.S. federal income tax examinations by tax authorities for years since inception.

6. **Related Party Transactions**

The Company has entered into a Shared Services Agreement (Agreement), as most recently amended April 10, 2013, with Highland Capital Management Fund Advisors, L.P. (HCMFA), a related party. During the term of the Agreement, HCMFA will provide to the Company certain shared services, including without limitation, all of the (i) finance and accounting services, (ii) human resources services, (iii) marketing services, (iv) legal services, (v) corporate services, (vi) information technology services, and (vii) operations services. The actual cost of such services will be allocated based on specific identification of such costs or a percentage of such costs between the Company and HCMFA, plus an applicable margin, and will be billed monthly. The term of the Agreement shall automatically renew for successive one year periods, unless cancelled by either party upon at least 60 days advance written notice. During the year ended December 31, 2014, the Company was allocated and expensed approximately $0.7M which is included in the Shared services expenses financial statement line item.

The Company has entered into a Shared Services Agreement (Agreement), as of January 1, 2014, with Highland Capital of New York, Inc. (HCNY), a related party. During the term of the Agreement, HCNY will provide to the Company certain shared services related to office rent. The actual cost of such services will be charged and billed monthly. The term of the Agreement shall automatically renew for successive one year periods, unless cancelled by either party upon at least 30 days advance written notice. During the year ended December 31, 2014, the Company was allocated and expensed approximately $0.2M which is included in the Shared services expenses financial statement line item.

The Company derives a significant portion of its income on marketing and administrative services it performs for and on behalf of Highland Capital Management Fund Advisors, L.P. (HCMFA), a related party. The actual cost of such services will be allocated, plus an applicable margin, and will be billed monthly. During the year ended December 31, 2014, the Company derived approximately $14.1M in income and as of December 31, 2014, amounts owed to the Company by HCMFA for expenses incurred were approximately $0.9M and included in the Receivables from affiliates financial statement line item.

The Company serves as the principal underwriter for, and offers for sale on a continuous basis, each of HCMFA's advised funds. A portion of the Company's income is derived from underwriter commissions collected in relation to serving as the principal underwriter. During the year ended December 31, 2014, the Company derived approximately $0.4M in income, which is included in the Underwriter commissions financial statement line item.

A summary of receivables from and payables to affiliates at December 31, 2014 is as follows:

Receivables from affiliates:	
Transfer pricing due from HCMFA	$ 936
12b-1 fees	119
Due from other affiliated entities	103
Total receivables from affiliates	1,158
Due to affiliates:	
Amounts payable on behalf of the 12b-1 Plan	2,101
Net due to affiliates	$ 943

7. Segregated Cash

The Company serves as Administrator to a 12b-1 Plan (the "Plan") adopted by the mutual funds advised by HCMFA. The Company collects 12b-1 fees from the mutual funds to be disbursed for future eligible marketing and distribution costs of the Plan. These amounts are reported as Segregated cash and Amounts payable on behalf of the 12b-1 Plan on the Balance Sheet.

8. Employee Benefits

The Company, together with its parent company and other affiliates, has a noncontributory profit sharing plan integrated with a contributory 401(k) employee benefit plan (Plan) covering substantially all employees. Employees generally become eligible in the Plan upon attainment of the age of 21, with entry dates of January 1 and July 1 of each year. Under the Plan, the Company may contribute, at their discretion and subject to annual limitations, certain amounts in the form of matching, profit sharing and/or qualified non-elective contributions. Plan expense for the year ended December 31, 2014 was $0.4M and is included in the Compensation and benefits financial statement line item.

9. Commitments, Guarantees and Contingent Liabilities

In the normal course of business the Company may enter into contracts which provide general indemnifications and contain a variety of presentations and warranties that may expose the Company to some risk of loss. The amount of future losses arising from such undertakings, while not quantifiable, is not expected to be significant.

10. Regulatory Requirements

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $50,000 or 6.67% of total aggregate indebtedness.

At December 31, 2014, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $0.3M and $4.0M, respectively, resulting in a ratio of aggregate indebtedness to net capital of 11.7 to 1.00. Total net capital was approximately $0.1M above the minimum required net capital of approximately $0.2M.

The Company is claiming an exemption from Rule 15c3-3 of the 1934 Act in accordance with section (k)(1) of such rule. Under this exemption, the Company is not required to maintain deposits in special reserve accounts or compute required deposits in accordance with the reserve formula specified in Rule 15c3-3.

11. Customer Protection, Reserves and Custody of Securities

The Company does not hold customer accounts, funds, or securities.

12. Subsequent Event

The Company has performed an evaluation of subsequent events through February 26, 2015, which is the date the financial statements were available to be issued, and has determined that there are no material subsequent events that would require disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC.

Supplemental Schedule I

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2014

(In Thousands)

Computation of Net Capital under Rule 15c3-1

Net capital:	
Total stockholder's equity	$ 1,567
Less non-allowable assets:	
Receivables from affiliates	1,158
Other assets	66
Net capital prior to haircuts on securities positions	343
Less haircuts on securities positions	-
Net capital as defined by Rule 15c3-3	343
Minimum net capital required	269
Excess net capital	74
Aggregate indebtedness:	
Accounts payable and accrued expenses	4,034
Total aggregate indebtedness	$ 4,034
Ratio of aggregate indebtedness to net capital	1175%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

There are no material differences between the above computation and the unaudited Part II Focus filed by the Company as of December 31, 2014.

See independent auditors' report on supplementary information.

Supplemental Schedule II

Computation for Determination of Reserve Requirements under SEC Rule 15c3-3

December 31, 2014

The Company is exempt from rule 15c3-3 per provision (k)(1).

Statement Pursuant to Paragraph (k)(1) per Rule 15c3-3 of the Securities and Exchange Commission

There are no material differences between the above computation and the unaudited Part II Focus filed by the Company as of December 31, 2014.

HIGHLAND CAPITAL
MANAGEMENT

Highland Capital Funds Distributor, Inc.'s Exemption Report

Highland Capital Funds Distributor, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the period June 1, 2014 to December 31, 2014, without exception.

I, __Brian Mitts___________, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ________________________________

Title: _Chief Operations Officer______________________________

Date: __2/26/2015________________________________